Exhibit 99.5

PRESS RELEASE

TEMBEC REPORTS FINANCIAL RESULTS
FOR ITS FOURTH QUARTER ENDED SEPTEMBER 24, 2011

Montreal, Quebec, November 15, 2011: Consolidated sales for the three-month period ended September 24, 2011, were $421 million, as compared to $444 million in the comparable period of the prior year. The Company generated a net loss of $17 million or $0.17 per share in the September 2011 quarter compared to net earnings of $2 million or $0.02 per share in the September 2010 quarter. Operating earnings before depreciation, amortization and other specific or non-recurring items (EBITDA) was $19 million for the three-month period ended September 24, 2011, as compared to EBITDA of $36 million a year ago and EBITDA of $32 million in the prior quarter.

For the fiscal year ended September 24, 2011, consolidated sales were $1.7 billion, down from $1.9 billion in the prior year. The Company generated a net loss of $3 million or $0.03 per share compared to net earnings of $52 million or $0.52 per share in fiscal 2010. EBITDA was $95 million compared to $132 million in the prior year.

Business Segment Results

The Dissolving and Chemical Pulp segment generated EBITDA of $30 million on sales of $180 million for the quarter ended September 24, 2011, compared to EBITDA of $45 million on sales of $188 million in the prior quarter. Sales decreased by $8 million primarily as a result of lower shipments of chemical pulp. During the most recent quarter, pulp shipments were equal to 85% of capacity, as compared to 92% in the prior quarter. US $ reference prices for chemical pulp decreased over the prior quarter. However, currency was favourable as the Canadian dollar averaged US $1.023, a 1.0% decrease from US $1.033 in the prior quarter. The net effect was a decrease of $23 per tonne, decreasing EBITDA by $1 million. Dissolving pulp prices increased by $28 per tonne, increasing EBITDA by $2 million. Favourable market conditions led to an increase in selling prices. During the September 2011 quarter, the Company incurred 13,900 tonnes of maintenance downtime compared to 1,300 tonnes of maintenance downtime in the prior quarter. The current quarter downtime includes 17 days of planned maintenance downtime related to the annual shutdown of the Skookumchuck, BC, NBSK pulp mill. The longer than normal shutdown was required to proceed with significant work on the mill’s recovery boiler. As a result, manufacturing costs at the mill increased by $13 million, mainly for maintenance material and unabsorbed fixed costs. The balance of the decline in EBITDA was due to the margin impact of lower NBSK shipments. Inventories were at 15 days of supply at the end of September 2011, as compared to 20 days at the end of June 2011. The abnormally low level of inventory is also related to the Skookumchuck NBSK mill maintenance downtime. Inventories of NBSK were only 6 days and will have to be increased in the December quarter to allow for adequate servicing of customers.

The High-Yield Pulp segment generated negative EBITDA of $9 million on sales of $76 million for the quarter ended September 24, 2011, compared to negative EBITDA of $3 million on sales of $93 million in the prior quarter. Sales decreased by $17 million as a result of lower shipments. During the most recent quarter, shipments were equal to 67% of capacity, as compared to 84% in the prior quarter. While US $ reference prices for bleached eucalyptus kraft (BEK) decreased over the prior quarter, this did not carry over to high-yield pulp pricing, which was relatively unchanged in US dollar terms. Currency was favourable and pricing in Canadian dollars was unchanged quarter-over-quarter. During the most recent quarter, the Company absorbed 51,300 tonnes of downtime related to a labour strike at its Matane, Quebec, facility. This compares to 30,100 tonnes of downtime related to the same strike in the prior quarter. The strike ended in mid-September and the mill was restarted at that time. The extensive amount of downtime combined with start-up costs increased the mill’s manufacturing costs by $5 million quarter-over-quarter. Inventories were at 15 days of supply at the end of September 2011, as compared to 19 days at the end of June 2011. The abnormally low level of inventory is related to the Matane mill strike. Inventory levels should increase in the December 2011 quarter as the strike is over and the mill has resumed operations.

The Paper segment generated EBITDA of $6 million on sales of $84 million. This compares to EBITDA of $9 million on sales of $85 million in the prior quarter. Lower shipments of newsprint led to the decrease in sales. Coated bleached board shipments were equal to 97% of capacity compared to 93% in the prior quarter. Newsprint shipments were equal to 65% of capacity, compared to 73% in the prior quarter. The US $ reference prices for coated bleached board and newsprint were unchanged from the prior quarter. Currency led to higher Canadian dollar prices. The net effect was an increase of $1 million in EBITDA. As a result of continued weak demand for newsprint, the Company continued with production curtailments. The Company incurred 22,750 tonnes of market related downtime at the newsprint mill and 200 tonnes of maintenance downtime. This compares to 22,750 tonnes of market downtime and 2,100 tonnes of maintenance downtime in the prior quarter. Mill level costs increased by $4 million, primarily as a result of higher energy costs at the Kapuskasing, Ontario, newsprint mill. In the prior quarter, the mill had benefited from special circumstances that allowed it to generate significant “load shedding” credits.

The Forest Products segment generated negative EBITDA of $10 million on sales of $121 million. This compares to negative EBITDA of $16 million on sales of $113 million in the prior quarter. The increase in sales was due primarily to higher shipments. Demand for SPF lumber remained relatively weak with shipments equal to 59% of capacity, as compared to 56% in the prior quarter. US $ reference prices for random lumber increased by approximately US $1 per mbf on average while stud lumber increased by US $6 per mbf. Currency was also a positive factor. The combined price effect was an increase in EBITDA of $2 million or $8 per mbf. Mill level manufacturing costs declined by $4 million. During the September quarter, the Company incurred $3 million of lumber export taxes, unchanged from the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based upon selling prices. During the September quarter, the Company incurred a tax of 15% on Western lumber shipments, unchanged from the prior quarter. The export tax on Eastern lumber shipments declined from 13% to 6% due to the end of a temporary 10% arbitration penalty imposed in April 2009.

Outlook

The September 2011 quarterly results were as anticipated. The Dissolving and Chemical Pulp segment continued to generate good results with EBITDA of $30 million. This was despite significantly higher costs associated with the extended annual maintenance outage at the Skookumchuck, BC, pulp mill. While the shutdown had to be extended into the Company’s December 2011 quarter, the impact will be much less and costs will be lower. Looking ahead, markets for specialty dissolving pulp remain very strong and we anticipate higher pricing in calendar 2012. While the price of NBSK has declined in recent months and could continue this trend for several more months, we view market fundamentals as positive and anticipate price increases in 2012. The Forest Products segment continues to deal with sluggish U.S. demand for lumber and poor pricing. We do not anticipate much near term improvement and will need to see a recovery in U.S. housing starts to have reasonable demand and prices. The decline in High-Yield Pulp performance was predictable as this market saw more challenging conditions than softwood kraft pulp or eucalyptus pulp. Capacity additions combined with weaker demand has resulted in low prices for high-yield pulp. Markets for coated bleached board and newsprint remain stable and we do not anticipate much change in the near term. The Company has recently disclosed a relatively large scale capital expenditure program, with a strong emphasis on its two dissolving pulp mills. The cornerstone of the program is a $190 million cogeneration plant to be constructed at the Temiscaming, Quebec site that will require two years to complete. The project will materially improve the mill’s cost structure and margins. The current focus is on finalizing all required agreements in order to proceed with the project.

Tembec is a large, diversified and integrated forest products company which stands as the global leader in sustainable forest management practices. The Company’s principal operations are located in Canada and France. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TMB and warrants under TMB.WT. The full quarterly report, including the interim Management Discussion and Analysis, the interim financial statements and the accompanying notes for the quarter ended September 24, 2011, can be obtained on Tembec’s website at www.tembec.com or on SEDAR at www.sedar.com.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Investor Contact:	Michel J. Dumas
Executive Vice President, Finance and CFO
Tel: 819 627-4268
E-mail: michel.dumas@tembec.com

Media Contact:	Linda Coates
Vice President, Communications and Public Affairs
Tel.: 416 775-2819
E-mail: linda.coates@tembec.com